SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                 Interleaf, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    458729209
                                 --------------
                                 (CUSIP Number)

                                 Randall Bolten
                                BroadVision, Inc.
                                  585 Broadway
                             Redwood City, CA 94063
                                 (650) 261-5100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458729209               SCHEDULE 13D                      Page 2 of 13

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.
    S.S. or I.R.S. Identification Nos. of Above Persons

    BroadVision, Inc.
    94-3184303
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)

    OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
(6) Citizenship or Place or Organization

    Delaware
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        2,688,572  (acquisition  of such  shares  is
                        conditioned  upon the  occurrence of certain
                        events   specified  in  that  certain  Stock
                        Option  Agreement dated January 26, 2000 and
                        filed as Exhibit 99.3 to this Schedule 13D)
NUMBER OF           ------------------------------------------------------------
SHARES              8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                589,176
EACH                ------------------------------------------------------------
REPORTING           9   SOLE DISPOSITIVE POWER
PERSON
WITH                    2,688,572  (acquisition  of such  shares  is
                        conditioned  upon the  occurrence of certain
                        events   specified  in  that  certain  Stock
                        Option  Agreement dated January 26, 2000 and
                        filed as Exhibit 99.3 to this Schedule 13D)
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,277,748
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     19.7%
--------------------------------------------------------------------------------
(14) Type of Reporting person (See Instructions)

     CO
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Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by BroadVision, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 458729209               SCHEDULE 13D                      Page 3 of 13


ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (Interleaf Common Stock"), of Interleaf, Inc., a Massachusetts corporation ("Interleaf"). The principal executive offices of Interleaf are located 62 Fourth Avenue, Waltham, Massachusetts 02451.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  BroadVision,   Inc  ("BroadVision")  develops,  markets  and  supports
application software solutions for one-to-one relationship management across the extended enterprise.

     (b) The address of the principal office and principal business of BroadVision is 585 Broadway, Redwood City, California 94063.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of BroadVision's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither BroadVision nor, to BroadVision's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither BroadVision nor, to BroadVision's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as set forth on Schedule I hereto, all of the directors and executive officers of BroadVision named in Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to an Agreement and Plan of Merger and Reorganization dated January 26, 2000 (the "Reorganization Agreement") among BroadVision, Infiniti Acquisition Sub, Inc., a Massachusetts corporation and a wholly owned subsidiary of Parent ("Merger Sub") and Interleaf, and subject to the conditions set forth therein (including approval by the stockholders of Interleaf), Merger Sub will be merged with and into Interleaf (the "Merger"), with each share of Interleaf Common Stock being converted into the right to receive 0.3465 shares of common stock, par value $.0001 per share, of BroadVision ("BroadVision Common Stock") (as adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction) (the "Exchange Ratio"). The description contained in this Item 3 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

     To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Interleaf have entered into Voting Agreements with BroadVision as described in Item 4, and Interleaf has entered into the Option Agreement (as defined in Item 4 below) with BroadVision.

ITEM 4. PURPOSE OF TRANSACTION

     (a) - (b) As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly-owned subsidiary of BroadVision, with and into Interleaf in a statutory merger pursuant to the Massachusetts Business Corporation Law ("Massachusetts Law"). At the effective time of the Merger (the "Effective Time"),

CUSIP No. 458729209               SCHEDULE 13D                      Page 4 of 13


the separate existence of Merger Sub will cease and Interleaf will continue as the surviving corporation and as a wholly-owned subsidiary of BroadVision ("Surviving Corporation"). The officers and directors of the Surviving
Corporation after the Effective Time shall be as mutually determined by Interleaf and BroadVision prior to the Effective Time and shall serve as the officers and directors of the Surviving Corporation until their respective successors are elected and qualified or duly appointed, as the case may be. The Articles of Organization of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Articles of Organization of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that at the Effective Time the Articles of Organization of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be Interleaf, Inc. The Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time.

     MERGER CONSIDERATION. In connection with the Merger, holders of outstanding Interleaf Common Stock will receive, in exchange for each share of Interleaf Common Stock held by them, 0.3465 shares of BroadVision Common Stock (as adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction) (i.e., the Exchange Ratio). A warrant to purchase Interleaf Common Stock shall be converted into the right to receive, upon the exercise thereof, the number of shares of BroadVision Common Stock that the holder thereof would have received had such holder exercised the warrant immediately prior to the Effective Time and the shares of Interleaf Common Stock that would have been held by such holder upon such exercise were converted into BroadVision Common Stock and the holders of warrants to purchase Interleaf Series D Preferred Stock, to the extent outstanding immediately prior to the Effective Time, shall be converted into the right to receive, upon the exercise thereof, the number of shares of BroadVision Common Stock that the holder thereof would have received had such holder exercised such warrants and elected to convert the shares of Series D Preferred Stock issuable upon such exercise, in each case, immediately prior to the Effective Time, and the shares of Interleaf Common Stock that would have been held by such holder upon such exercise and conversion were converted into BroadVision Common Stock In addition, BroadVision will assume all options outstanding under Interleaf's 1993 Stock Option Plan, 1993 Director Stock Option Plan, 1994 Employee Stock Option Plan, 1997 Key Man Stock Option Plan and Agreement, and 1998 Key Man Stock Option Plan and Agreement. In accordance with the terms of the Reorganization Agreement, BroadVision and Interleaf will mutually agree as to the treatment of Interleaf's 1998 Employee Stock Purchase Plan. If the Merger is consummated, Interleaf Common Stock will be deregistered under the Exchange Act and delisted from the Nasdaq National Market.

     REPRESENTATIONS, WARRANTIES, COVENANTS AND CLOSING CONDITIONS. The Reorganization Agreement contains customary representations and warranties on the part of Interleaf and BroadVision, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Interleaf, regulatory approval and the occurrence of no material adverse effect with respect to a party. The Reorganization Agreement also contains covenants regarding the activities of Interleaf and BroadVision prior to the earlier of the Effective Time and the termination of the Reorganization Agreement. Interleaf has agreed to conduct its business in the ordinary course and in a commercially reasonable manner. In addition, a number of corporate actions by Interleaf during the period pending the closing of the Merger require BroadVision's approval, including borrowings, capital expenditures and stock option grants above specified minimums. BroadVision has agreed to conduct its business in the ordinary course and in a commercially reasonable manner.

     TERMINATION OF THE MERGER AGREEMENT. The Reorganization Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of BroadVision and the stockholders of Interleaf: (i) by mutual written consent of the Boards of Directors of BroadVision and Interleaf; (ii) subject to certain exceptions, by either BroadVision or Interleaf if the Merger shall not have been consummated by July 31, 2000; (iii) by either BroadVision or Interleaf in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) subject to certain limitations, by BroadVision or Interleaf if the Interleaf Stockholders' Meeting shall have

CUSIP No. 458729209               SCHEDULE 13D                      Page 5 of 13


been held and the Reorganization Agreement and the Merger shall not have been approved by the necessary vote of the Interleaf shareholders; (v) by Interleaf if (at any time prior to the adoption and approval of the Reorganization Agreement and approval of the Merger by the Interleaf shareholders) a "Triggering Event" (as defined in the Reorganization Agreement) shall have occurred; (vi) subject to certain limitations, by BroadVision or Interleaf if the BroadVision Stockholders' Meeting shall have been held and the issuance of BroadVision Common Stock in the Merger shall not have been approved by the necessary vote of the BroadVision stockholders; (vii) by BroadVision if Interleaf's representations and warranties in the Reorganization Agreement shall be or become materially inaccurate or if any of Interleaf's covenants in the Reorganization Agreement shall have been breached and not cured within the period required by the Merger Agreement; or (viii) by Interleaf if BroadVision's representations and warranties in the Reorganization Agreement shall be or become materially inaccurate or if any of BroadVision's covenants in the Reorganization Agreement shall have been breached and not cured within the period required by the Merger Agreement.

     The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 99.1.

     VOTING AGREEMENTS. As an inducement to BroadVision to enter into the Reorganization Agreement, each of the officers and directors of Interleaf (individually, a "Interleaf Voting Agreement Stockholder" and, collectively, the "Interleaf Voting Agreement Stockholders") has entered into a Voting Agreement dated as of January 26, 2000 (individually, an "Interleaf Voting Agreement" and, collectively, the "Interleaf Voting Agreements") with BroadVision. The number of shares of Interleaf Common Stock beneficially owned by each of the Interleaf Voting Agreement Stockholders is set forth on Schedule II to this Schedule 13D. The Interleaf Voting Agreement Stockholders, who beneficially own an aggregate of 589,176 outstanding shares of Interleaf Common Stock (assuming the issuance of exercisable options as of January 6, 2000 by the Interleaf Voting Agreement Stockholders) (representing approximately 4.2% of the shares of Interleaf Common Stock as of January 6, 2000) have agreed that, prior to the Expiration Date, they will vote their shares of Interleaf Common Stock in favor of: (i) approval of the Merger; (ii) approval and adoption of the Reorganization Agreement; and
(iii) each of the other actions contemplated by the Reorganization Agreement. The Interleaf Voting Agreement Stockholders have also delivered to BroadVision irrevocable proxies with respect to the matters covered by the Interleaf Voting Agreements. In addition, subject to certain de minimis exceptions, the Interleaf Voting Agreement Stockholders have agreed not to transfer any securities of Interleaf owned by them unless and until the proposed transferee of such Interleaf securities shall have (i) executed a counterpart of the Interleaf Voting Agreement and an irrevocable proxy and (ii) agreed to hold such Interleaf securities subject to all of the terms and provisions of the Interleaf Voting Agreement. BroadVision did not pay any additional consideration to any Interleaf Voting Agreement Stockholders in connection with the execution and delivery of the Interleaf Voting Agreements. The description contained in this Item 4 of the transactions contemplated by the Interleaf Voting Agreements is qualified in its entirety by reference to the full text of the form of Interleaf Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

     STOCK OPTION AGREEMENT. Also as an inducement to BroadVision to enter into the Reorganization Agreement, BroadVision and Interleaf entered into a Stock Option Agreement dated January 26, 2000 (the "Option Agreement") pursuant to which Interleaf granted BroadVision the right under certain conditions to purchase up to 2,688,572 shares of Interleaf Common Stock (the "Option Shares") at a purchase price equal to the lesser of (a) $52.69, or (b) the Exchange Ratio, multiplied by the average of the closing sales price of a share of BroadVision Common Stock as reported on the Nasdaq National Market for the 20 consecutive trading days ending on the second trading day preceding the notice date. Subject to certain conditions, the option granted in the Option Agreement may be exercised, in whole or in part, on any one occasion, if an "Exercise Event" (as defined in the Reorganization Agreement) has occurred. The Option becomes exercisable for this reason, the Option shall terminate upon the earliest to occur of: (i) the date on which the Merger becomes effective; (b) the date on which the Reorganization Agreement is terminated pursuant to Section
8.1 thereof, if an Exercise Event (as defined in Section 4(b) of the Option Agreement) shall not have occurred on or prior to such date; or (c) the first anniversary of the date six months after the date on which BroadVision receives written notice from Interleaf of the occurrence of an Exercise Event (the "Exercise Event Notice Date"); provided, however, that if an Exercise Event occurs, and if, by reason of any

CUSIP No. 458729209               SCHEDULE 13D                      Page 6 of 13

applicable Legal Requirement, order, judgment, decree or other legal impediment, the Option cannot be exercised on the first anniversary of the Exercise Event Notice Date, then the Termination Date shall be extended until the date 30 days after the date on which such impediment is removed. The rights of BroadVision and the obligations of Interleaf set forth in Sections 7, 8, 9 and 10 of the Option Agreement shall not terminate on the Termination Date, but shall survive beyond the Termination Date as provided in those Sections.

     In addition, BroadVision has agreed that in the event receives net proceeds in connection with any sale or other disposition of the Option or Option Shares (including, without limitation, any amounts received by BroadVision pursuant to Sections 7, 8 or 9) which, together with any proceeds received by BroadVision in connection with any prior such sale or disposition, any dividends or distributions received by BroadVision on any Option Shares and any amount paid to BroadVision pursuant to Sections 8.3(b) and 8.3(c) of the Reorganization Agreement prior thereto or thereafter, are in excess of the Threshold Amount (as defined herein), then all net proceeds to BroadVision in excess of the Threshold Amount shall be remitted to the Company promptly following receipt thereof. As used herein, "Threshold Amount" shall mean the amount equal to the greater of
(i) $35,000,000 or (ii) the product of (A) 200,000 and (B) the average of the closing sales price of a share of BroadVision Common Stock as reported on the Nasdaq National Market for the five consecutive trading days ending on the first trading day preceding the first occurrence of an Exercise Event.

     (c) Not applicable.

     (d) If the Merger is consummated, Interleaf will become a wholly-owned subsidiary of BroadVision and BroadVision will subsequently determine the size and membership of the Board of Directors of Interleaf and the officers of Interleaf.

     (e) None, other than a change in the number of outstanding shares of Interleaf Common Stock as contemplated by the Reorganization Agreement.

     (f) Upon consummation of the Merger, Interleaf will become a wholly-owned subsidiary of BroadVision.

     (g) Upon consummation of the Merger, the Articles of Organization of Interleaf will be amended and restated in a form satisfactory to BroadVision.

     (h) Upon consummation of the Merger, the Interleaf Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the Interleaf Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, BroadVision currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) -(i) of Schedule 13D (although BroadVision reserves the right to develop such plans).

CUSIP No. 458729209               SCHEDULE 13D                      Page 7 of 13


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Interleaf Voting Agreements, BroadVision has shared power to vote an aggregate of 3,277,748 shares of Interleaf Common Stock (assuming the issuance of exercisable options as of January 6, 2000 subject to the Interleaf Voting Agreements ) for the limited purposes described in Item 4 above. As a result of the Option Agreement granted to BroadVision, BroadVision may be deemed to be the beneficial owner of an additional 2,688,572 shares of Interleaf Common Stock (assuming exercise of the Option as described in Item 4 above). In the aggregate, such shares (representing a total of 3,277,748 shares of Interleaf Common Stock (assuming the issuance of exercisable options as of January 6, 2000 by the Interleaf Voting Agreement Stockholders)) would represent approximately 19.7% of the shares of Interleaf Common Stock outstanding as of January 6, 2000 after giving effect to the exercise of the Option.

     To BroadVision's knowledge, no shares of Interleaf Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Interleaf Voting Agreements and the Option Agreement.

     Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom BroadVision shares the power to vote or to direct the vote or to dispose or direct the disposition of Interleaf Common Stock.

     During the past five years, to BroadVision's  knowledge, no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, to BroadVision's  knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     To BroadVision's knowledge, all persons named in Schedule III to this Scheduled 13D are citizens of the United States.

     (c) Neither BroadVision, nor, to BroadVision's knowledge, any person named in Schedule III, has effected any transaction in Interleaf Common Stock during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Item 4 above, to BroadVision's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Interleaf, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 458729209               SCHEDULE 13D                      Page 8 of 13


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

--------------------------------------------------------------------------------
EXHIBIT NO.                       DESCRIPTION
--------------------------------------------------------------------------------

99.1 Agreement and Plan of Merger and Reorganization dated as of January 26, 2000, by and among BroadVision, Inc., a Delaware corporation, Infiniti Acquisition Sub, Inc., a Massachusetts corporation, and Interleaf, Inc., a Delaware corporation (without exhibits).

99.2 Form of Voting Agreement dated as of January 26, 2000, a substantially similar version of which has been executed by and between BroadVision, Inc., a Delaware corporation, and each of the officers and directors of Interleaf, Inc, a Massachusetts corporation.

99.3 Stock Option Agreement dated as of January 26, 2000, by and between BroadVision, Inc., a Delaware corporation, and Interleaf, Inc., a Massachusetts corporation.

CUSIP No. 458729209               SCHEDULE 13D                      Page 9 of 13


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 7, 2000                  BROADVISION, INC.


                                        /s/ Randall C. Bolten
                                        ----------------------------------------
                                        Randall C. Bolten
                                        Chief Financial Officer and Vice
                                        President Operations

CUSIP No. 458729209               SCHEDULE 13D                     Page 10 of 13


                                   SCHEDULE I

            EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF BROADVISION

                                                                    COUNTRY OF
     NAME                 PRINCIPAL OCCUPATION OR EMPLOYMENT        CITIZENSHIP

Pehong Chen               Chairman of the Board, Chief             United States
                          Executive Officer and President

Randall C. Bolten         Chief Financial Officer and Vice         United States
                          President, Operations

Clark W. Catelain         Vice President, Engineering              United States

Sandra Vaughan            Vice President, Marketing                United States

All individuals named in the above table are employed at BroadVision, Inc., 585 Broadway, Redwood City 94063.

                      NON-EMPLOYEE DIRECTORS OF BROADVISION

                                                       NAME AND ADDRESS OF
                                                      CORPORATION OR OTHER
                      PRINCIPAL OCCUPATION               ORGANIZATION IN            COUNTRY OF
      NAME               OR EMPLOYMENT                   WHICH EMPLOYED             CITIZENSHIP

David L. Anderson   Managing director of Sutter   Sutter Hill Ventures             United States
                    Hill Ventures, a venture      755 Page Mill Road, Suite A-200
                    capital investment firm       Palo Alto, CA  94304-1005

                    Principal of Mayfield Fund,   Mayfield Fund                    United States
Yogen Dalal         a venture capital             2800 Sand Hill Road
                    investment firm               Menlo Park, CA  94025

                                                  The Procter & Gamble Company     United States
Todd A. Garrett     Chief Information Officer     1 Procter & Gamble Plaza (11-C)
                    of Proctor & Gamble           Cincinnati, OH  45202

Koh Boon Hwee       Executive Chairman of the     Wuthelam Holdings PTE Ltd.         Singapore
                    Wuthelam Group of             177 River Valley Road, #04-13
                    companies, a diversified      Liang Court
                    Singapore company             Singapore 179030

Carl Pascarella     President and Chief           Visa USA                         United States
                    Executive Officer of Visa     900 Metro Center Boulevard
                    USA                           Foster City, CA  94404

CUSIP No. 458729209               SCHEDULE 13D                     Page 11 of 13


                                   SCHEDULE II

                               NUMBER OF SHARES OF     PERCENTAGE OF OUTSTANDING
                             INTERLEAF COMMON STOCK       SHARES OF INTERLEAF
  INTERLEAF VOTING          BENEFICIALLY OWNED AS OF       COMMON STOCK AS OF
AGREEMENT STOCKHOLDER            JANUARY 6, 2000             JANUARY 6, 2000

Jaime W. Ellertson                   263,405                       1.9

Gary R. Phillips                      43,260                       .32

Barry L. Briggs                       10,532                       .78

Robert A. Fisher                      26,624                       .20

Amanda L. Radice                      20,563                       .15

Peter J. Rice                         56,261                       .41

Craig Newfield                        29,844                       .22

Rory J. Cowan                         32,916                       .24

Frederick B. Bamber                   22,700                       .17

David A. Boucher                      24,488                       .18

John A. Lopiano                       18,916                       .13

Marcia J. Hooper                      10,833                       .08

CUSIP No. 458729209               SCHEDULE 13D                     Page 12 of 13


                                  SCHEDULE III

INTERLEAF STOCKHOLDER        PRINCIPAL OCCUPATION OR EMPLOYMENT

Jaime W. Ellertson           President, Chief Executive Officer and Chairman of
                             the Board of Interleaf, Inc.

Gary R. Phillips             Vice President of Sales and e-content Solutions of
                             Interleaf, Inc.

Barry L. Briggs              Chief Technology Officer of Interleaf, Inc.

Robert A. Fisher             Vice President of Customer Support of Interleaf,
                             Inc.

Amanda L. Radice             Vice President of Marketing of Interleaf, Inc.

Peter J. Rice                Vice President of Finance & Administration, Chief
                             Financial Officer and Treasurer of Interleaf, Inc.

Craig Newfield               Vice President, General Counsel and Clerk of
                             Interleaf, Inc.

Rory J. Cowan                President and Chief Executive Officer of Lionbridge
                             Technologies, Inc.

Frederick B. Bamber          Managing director of Applied Technology Associates
                             II, LP

David A. Boucher             Managing director of Applied Technology Associates
                             II, LP

John A. Lopiano              Retired

Marcia J. Hooper             Vice President/Partner of Advent International
                             Corporation

CUSIP No. 458729209               SCHEDULE 13D                     Page 13 of 13


                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
EXHIBIT NO.                        DESCRIPTION                       PAGE NUMBER
--------------------------------------------------------------------------------

99.1 Agreement and Plan of Merger and Reorganization dated as of January 26, 2000, by and among BroadVision, Inc., a Delaware corporation, Infiniti Acquisition Sub, Inc., a Massachusetts corporation, and Interleaf, Inc., a Delaware corporation (without exhibits).

99.2 Form of Voting Agreement dated as of January 26, 2000, a substantially similar version of which has been executed by and between BroadVision, Inc., a Delaware corporation, and each of each of the officers and directors of Interleaf, Inc, a Massachusetts corporation.

99.3           Stock Option Agreement dated as of January 26,
               2000, by and between BroadVision, Inc., a Delaware corporation, and Interleaf, Inc., a Massachusetts corporation.